December 21, 2021

Via Email

Joshua Wechsler
Fried, Frank, Harris Shriver & Jacobsen LLP
One New York Plaza
New York, NY 10004
Joshua.Wechsler@friedfrank.com

       Re:     Goldman Sachs Middle Market Lending Corp. II
               Registration Statement on Form 10
               File No. 000-56369

Dear Mr. Wechsler:

       On November 22, 2021, you filed a registration statement on Form 10 on behalf of Goldman
Sachs Middle Market Lending Corp. II (the    Company   ). We have reviewed the
registration
statement and have provided our comments below. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

       Please respond to this letter within ten (10) business days by either amending the filing, providing the requested information, or advising us when you will provide the requested information. We may have additional comments after reviewing your responses to the following comments, or any amendment to the filing.

        We note that the Company is voluntarily registering shares of its common stock under
section 12(g) of the Securities Exchange Act of 1934 (   Exchange Act   ).
Please note that a filing on
Form 10 goes effective automatically by lapse of time 60 days after the original filing date, pursuant to Exchange Act section 12(g)(1). If our comments are not satisfactorily addressed within this 60-
day time period, you should consider withdrawing the Company   s Form 10 prior
to its
effectiveness, and re-filing a revised Form 10 that includes changes responsive to our comments. If the Company chooses not to withdraw its Form 10 registration statement, it will be subject to the reporting requirements of Exchange Act section 13(a). Additionally, we will continue to review the filing until all of our comments have been satisfactorily addressed.

                                       LEGAL COMMENTS

Page 1     Explanatory Note

1.     Please add the following:


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     a. The Company is an    emerging growth company,    as defined in the
Jumpstart Our Business
        Startups Act of 2012. As a result, the Company is eligible to take advantage of certain reduced disclosure and other requirements that are otherwise applicable to public companies including, but not limited to, not being subject to the auditor attestation requirements of
        section 404(b) of the Sarbanes-Oxley Act of 2002. See    Item 1.
Business     Compliance
        with the JOBS Act.

     b. The Commission maintains an Internet Website (http://www.sec.gov) that contains the reports mentioned in this section.

2. In the second paragraph, disclosure describes certain provisions of the Exchange Act to which the Company will be subject. Please clarify that the Company will be subject to the proxy rules in section 14 of the Exchange Act and that the Company, directors, officers, and principal unitholders will be subject to the reporting requirements of sections 13 and 16 of the Exchange Act.

3.       Please add the following bullet points:

     x   The Company   s common stock is not currently listed on an exchange,
and it is uncertain
         whether a secondary market will develop.
     x   Repurchases of common stock by the Company, if any, are expected to be very limited.
     x   An investment in the Company may not be suitable for investors who may need the money
         they invest in a specified time frame.
     x   Investment in the Company is suitable only for sophisticated investors and requires the
         financial ability and willingness to accept the high risks and lack of liquidity inherent in an investment in the Company.
     x   The Company intends to invest primarily in privately-held companies for which very little
         public information exists. Such companies are also generally more vulnerable to economic downturns and may experience substantial variations in operating results.
     x   The privately-held companies and below-investment-grade securities in which the Company
         will invest will be difficult to value and are illiquid.
     x   The Company will elect to be regulated as a BDC under the 1940 Act, which imposes
         numerous restrictions on the activities of the Company, including restrictions on leverage and on the nature of its investments.

Page 2     General Development of Business

4.      In the third line, disclosure states,    MMLC II LLC will not raise
additional capital prior to
the Initial Drawdown Date, at which point it will raise capital from the issuance of privately offered
shares of common stock in the offering.    Please add disclosure to this
paragraph specifying the
exemption(s) upon which the Company expects to rely for these private offerings.

Page 3     The Company     Goldman Sachs Middle Market Lending Corp. II

5.      In the first line of the first paragraph, disclosure states,    We
expect to build a portfolio
weighted towards first lien loans or unitranche loans (including last out portions of such loans), while a minority of our portfolio may also include, but not be limited to, assets such as second lien loans, unsecured debt, mezzanine debt, and select investments in preferred and common equities.
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It appears that the Company may hold a significant amount of covenant-lite loans. If the Company will hold a significant amount of covenant-lite loans, please revise your principal risk disclosure to include the heightened risks associated with covenant-lite loans.

Page 4     The Company     Goldman Sachs Middle Market Lending Corp. II

6. In the first line of the first full paragraph, disclosure states that the Company may invest in convertible securities. If the Company expects to invest in contingent convertible securities
(   CoCos   ), the Company should consider what, if any, disclosure is appropriate. The type and
location of disclosure will depend on, among other things, the extent to which the Company invests in CoCos, and the characteristics of the CoCos (e.g., the credit quality, the conversion triggers). If
CoCos are or will be a principal type of investment, the Company should provide a description of them and should provide appropriate risk disclosure. In addition, please supplementally inform us whether the Company intends to invest in CoCos and the amount the Company will invest in
CoCos.

7.      In the last line of the first full paragraph, disclosure states,    In
many cases, we may also
obtain registration rights in connection with these equity investments, which may include demand
and    piggyback    registration rights.    Please define    demand and
piggyback    registration rights
using plain English.

Page 5     The Company     Goldman Sachs Middle Market Lending Corp. II

8. The third paragraph refers to the possibility that the Company will issue preferred stock.
Please confirm that the Company will not issue preferred shares within one year. Otherwise, please add appropriate strategy, risk, and fee table (e.g., dividend expenses) disclosure.

9. In the tenth line of the third paragraph, disclosure states, Leverage may be incurred by the
Company or by subsidiaries of the Company.    If the Company may make
investments through a
subsidiary, please supplementally tell us how much of the subsidiary the Company owns. Also, please disclose:

    a. That the Company complies with the provisions of the Investment Company Act of 1940 governing investment policies (section 8) and capital structure and leverage (section 61) on an aggregate basis with the subsidiaries.
    b. That each investment adviser to the subsidiaries complies with provisions of the Investment
       Company Act relating to investment advisory contracts (section 15) as an investment adviser to the Company under section 2(a)(20) of the Investment Company Act. The investment advisory agreement between the subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the Company and the subsidiary, then, for purposes of complying with
       section 15(c), the reviews of the Company   s and the subsidiary   s
investment advisory
       agreements may be combined.
    c. That each subsidiary complies with provisions relating to affiliated transactions and custody
       (section 57). Also, please identify the custodian of the subsidiary.
    d. Any of the subsidiary   s principal investment strategies or principal
risks that constitute
       principal investment strategies or risks of the Company. The principal investment strategies

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       and principal risk disclosures of a fund that invests in a subsidiary should reflect aggregate operations of the fund and the subsidiary.

   Please explain in correspondence whether the financial statements of the Subsidiary will be consolidated with those of the Company. If not, please explain why not.

    Please also confirm that: (1) the subsidiary   s management fee (including
any performance fee)
will be included in    Management Fees    and the subsidiary   s expenses will
be included in    Other
Expenses    in the Company   s fee table; (2) the subsidiary, if organized and
operating outside the
United States, and its board of directors will agree to designate an agent for service of process in the
United States; (3) the subsidiary and its board of directors will agree to inspection by the staff of the
subsidiary   s books and records, which will be maintained in accordance with section 31 of the
Investment Company Act and the rules thereunder; and (4) the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States.

    If you believe that such disclosure and/or confirmations are not required, please provide us with a detailed legal analysis.

Page 10     Monitoring

10.     This section refers to a four-tier rating system for the Company   s
investments. Please
consider identifying, by grade, the target amount of net assets for which the Company will seek to invest. A range might be helpful.

Page 11     Allocation of Investment Opportunities

11. In the fifth line of the top paragraph, disclosure refers to an application for a new exemptive relief order regarding co-investments with certain accounts managed by the
Company   s adviser and
its affiliates. Please advise us of the status of the exemptive application. If the application is pending, revise the disclosure throughout the registration statement to clarify that such relief has not yet been granted and may not be granted.

Page 13     Market Opportunity

12.    In the first bullet point, disclosure states,    According to the
National Center for the Middle
Market and the CIA World Factbook, the U.S. middle market is comprised of approximately
200,000 companies that represent approximately 33% of the private sector gross domestic product,
employing approximately 48 million people.    Footnote 2 states that the
information is an    estimate
for 2020.    Has the information been updated or further refined?

13.     In the third bullet point, disclosure refers to    North America buyout
funds.    Please define
the term using plain English.

Page 15     Management Services

14.   Disclosure in this section states,    Subject to compliance with
applicable law and published
SEC guidance, nothing contained in the Investment Management Agreement in any way precludes,
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restricts or limits the activities of the Investment Adviser or any of its respective subsidiaries or
affiliated parties.    Please explain the relevance of this statement.

Page 21     Investment Management Agreement

15. Disclosure in this section includes investment management fee calculations and graphical representations. Please consider disclosing a fee table that conforms to the requirements of Item 3.1 of Form N-2 adjacent to this section. Please also consider disclosing an expense example that conforms to the requirements of Instruction 11 to Item 3.1 of Form N-2. We believe that such disclosure would be helpful to investors.

Page 21     Administration Agreement

16. Please disclose the fee payable to the Administrator, as you have similarly disclosed with respect to the Investment Management Agreement and the Transfer Agent Agreement.

Page 22     Revolving Credit Facility

17. In the second paragraph, disclosure refers to unfunded commitments. Please explain to us whether the Company will make capital commitments that may be unfunded for some period of time. If so, please explain to us whether the Company will treat its unfunded commitments as senior securities under section 18(g) of the Investment Company Act. If the Company will have unfunded commitments that it will not treat as senior securities, please provide us with a representation that the Company reasonably believes that its assets will provide adequate cover to allow it to satisfy its future unfunded investment commitments, and include an explanation as to why the Company believes it will be able to cover its future unfunded investment commitments.

Page 25     Investment Period

18. In the first paragraph, disclosure states that the Board of Directors may terminate the
Investment Period at any time in its discretion. Please tell us how and when you will inform stockholders if the Board decides to terminate.

Pages 29-30     Default

19. Disclosure in this section explains what happens to an investor that fails to honor its obligations. Reference is made to subsequent purchases following a delinquency, a prohibition on purchasing any additional shares of common stock or participating in any future capital calls, and the automatic cancellation or forfeiture of 25% of the shares of common stock held by the defaulting stockholder. Please supplementally explain the legal basis for addressing defaults, paying particular attention to section 23 of the Investment Company Act.

Page 34     Indebtedness and Senior Securities

20.     In the eighth line, disclosure states,    We may also borrow amounts up
to 5% of the value of
our total assets for temporary or emergency purposes without regard to asset
coverage.    The
additional 5% is available only for temporary purposes, regardless of whether there are also emergency purposes. Please revise this section to indicate that the additional 5% borrowings
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described in this section are limited to borrowing for temporary purposes as that term is defined in section 18(g) of the 1940 Act.

Page 53-54     Summary Risk Factors

21. The second and sixth bullet points are very similar. Please consider consolidating.

22. Please ensure the bullet points are aligned with their corresponding discussions later in the registration statement. For example, it appears that a mismatch begins on page 57 and continues through page 73.

23.    The last bullet point states,    The AIFM Directive may have a negative
impact on our
Investment Adviser and its affiliates.    Please define AIFM Directive using
plain English.

Page 77     Our Portfolio Companies may prepay loans, which may reduce stated
yields in the
future if the capital returned cannot be invested in transactions with equal or greater expected yields.

24.    In the first line, disclosure states,    Certain of the loans we make
will be prepayable at any
time, with some prepayable at no premium to par.    Please revise this sentence
using plain English.

Page 82     Our Investments in non-U.S. companies may involve significant risks in addition to
the risks inherent in U.S. Investments.

25. Please explain supplementally why investments in non-U.S. companies is a principal risk. If it is a principal risk, please add disclosure to the principal investment strategies section to address this risk.

Page 91     Investments

26. Disclosure states that the Initial Drawdown Date is expected to occur in the fourth quarter of
2021. Please confirm that this date is correct or revise, if necessary.

Page 110     Valuation of our Investments

27.     This section discusses potential differences in valuation of the
Company   s holdings,
depending on the entity responsible for determining such valuation. Please consider clarifying that the valuation procedures are still subject to rule 2(a)(41) of the Investment Company Act, notwithstanding such differences.

Page 133     Action by Stockholders

28. This section discloses that certain written consent provisions in the certificate of incorporation may have the effect of delaying consideration of a stockholder proposal until the next annual meeting. Please revise the last sentence to state that the written consent provisions may have the effect of delaying consideration of a shareholder proposal indefinitely, instead of merely to the next annual meeting.

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                                  ACCOUNTING COMMENTS

Page 110     Valuation of our Investments

1. Please confirm that when different methodologies are utilized to value assets in different accounts that each are valued in accordance with U.S. GAAP. Also, when different third-party vendors are used please explain if the information provided to each is the same, or are their instances when they receive different information?

                                       *   *   *        *   *   *

         We remind you that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Should you have any questions regarding this letter, please contact me at (202) 551-
5166 or Jason Fox at (202) 551-6757.

                                                        Sincerely,
                                                        /s/ Lisa N. Larkin
                                                        Lisa N. Larkin
                                                        Senior Counsel



cc:    Jason P. Fox, Staff Accountant
       John Lee, Branch Chief
       Christian Sandoe, Assistant Director




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